EX-28.h.9

AMENDED AND RESTATED FEE WAIVER AGREEMENT AND/OR EXPENSE ASSUMPTION AGREEMENT FOR DIMENSIONAL INVESTMENT GROUP INC.

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT, made as of the 16th day of December, 2025, between Dimensional Investment Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating certain waiver agreements previously entered into by the Fund and Dimensional.
WHEREAS, Dimensional has entered into Investment Management Agreements with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides various services to the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and
WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the fees and, as applicable, expenses of the Institutional Class shares of the Portfolios of the Fund as described below;
NOW, THEREFORE, the parties hereto agree as follows:
1.
Fee Waiver by Dimensional.

Dimensional agrees to waive all or a portion of each Portfolio’s management fee to the extent necessary to limit the total management fees paid to Dimensional by the Institutional Class shares of each Portfolio, including the proportionate share of the management fees a Portfolio pays indirectly through its investment in other funds managed by Dimensional, except for the fees paid indirectly through its investment of securities lending cash collateral in The DFA Short Term Investment Fund, to the following rates listed below for the Institutional Class shares of each Portfolio:

Portfolio	Total Management Fee
U.S. Large Cap Value Portfolio III	0.11%
DFA International Value Portfolio	0.25%
DFA International Value Portfolio III	0.21%
Emerging Markets Portfolio II	0.25%

2.
Fee Waiver and Expense Assumption for the DFA International Value Portfolio.  In addition to the fee waiver in Section 1 of this Agreement, with respect to the Institutional Class shares of the DFA International Value Portfolio, Dimensional agrees to further waive all or a portion of its management fee and to assume the other expenses of the Institutional Class shares of the Portfolio (including expenses incurred through its investment in other investment companies managed by Dimensional, except for the expenses that the Portfolio incurs indirectly through investments of securities lending cash collateral in The DFA Short Term Investment Fund and unaffiliated money market funds) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of the Institutional Class shares of the DFA International Value Portfolio to 0.28% of the average net assets of such class on an annualized basis (“Expense Limitation Amount”).

3.
Duty to Reimburse Dimensional.  With respect to the DFA International Value Portfolio, if, at any time, the Portfolio Expenses are less than the Expense Limitation Amount of the Institutional Class shares of the Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the Expense Limitation Amount identified above.  Except, there shall be no obligation for the Fund, on behalf of the Portfolio to reimburse Dimensional for fees waived in connection with the fee waiver described in Section 1 of this Agreement.  Also, there shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

4.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

5.
Duration and Termination.  With respect to Section 2, this Agreement shall begin on February 28, 2026, and shall continue in effect until February 28, 2027 for the Institutional Class shares of the DFA International Value Portfolio, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty (30) days prior to the end of the one-year period for the Institutional Class shares of the Portfolio, of its intention to terminate the Agreement for the Portfolio.  Notwithstanding this Section 5, the fee waiver described in Section 1 of this Agreement for the Institutional Class shares of each Portfolio shall remain in effect permanently, unless terminated by the Fund.  This Agreement shall automatically terminate, with respect to a Portfolio’s Institutional Class shares, upon the termination of the Investment Management Agreement, as applicable, between Dimensional and the Fund, on behalf of such Portfolio’s Institutional Class shares.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.
DIMENSIONAL INVESTMENT GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By: /s/ Ryan P. Buechner	By: /s/ Carolyn S. Lee
Name: Ryan P. Buechner	Name: Carolyn S. Lee
Title:Vice President	Title: Vice President

As amended: December 16, 2025